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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VECTOR GROUP LTD.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M-10-8	Page	2	of	6

1	NAMES OF REPORTING PERSONS Jefferies Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,322,081

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		594,614

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,322,081

WITH:	8	SHARED DISPOSITIVE POWER

		594,614

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,916,695

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92240M-10-8	Page	3	of	6

1	NAMES OF REPORTING PERSONS Jefferies & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		594,614

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		594,614

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	594,614

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

CUSIP No.	92240M-10-8	Page	4	of	6

Item 1

(a)	Name of Issuer

Vector Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices

100 S.E. Second Street Miami, Florida 33131

Item 2

(a)	Name of Person Filing

Jefferies Group, Inc. Jefferies & Company, Inc.

(b)	Address of Principal Business Office or, if None, Residence

520 Madison Ave., 12th Floor New York, New York 10022

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.10 per share

(e)	CUSIP Number

92240M-10-8

Item 3		If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	92240M-10-8	Page	5	of	6

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(J).

Item 4	Ownership

The following sets forth beneficial ownership information:

(a)	Amount beneficially owned:		3,916,695

(b)	Percent of class:		6.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	3,322,081

	(ii)	Shared power to vote or direct the vote:	594,614

	(iii)	Sole power to dispose or direct the disposition of:	3,322,081

	(iv)	Shared power to dispose or direct the disposition of:	594,614
Jefferies Group, Inc. is the parent company of Jefferies & Company, Inc. Jefferies Group, Inc. disclaims beneficial ownership over shares held by Jefferies & Company, Inc.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

CUSIP No.	92240M-10-8	Page	6	of	6

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007	Jefferies Group, Inc.
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Dated: February 13, 2007	Jefferies & Company, Inc.
/s/ Roland T. Kelly
Roland T. Kelly
Senior Vice President and Assistant General Counsel

Jefferies Group, Inc. and Jefferies & Company, Inc. have agreed to jointly file this Schedule.